Exhibit 99.1

GOGL – Transition of Chief Commercial Officer

Golden Ocean Group Limited (NASDAQ and OSE: GOGL) (“Golden Ocean” or the “Company“) today announced that the Company and Mr. Thomas Semino, Chief Commercial Officer of Golden Ocean Management AS, have reached an agreement pursuant to which Mr. Semino will be stepping down from his current role.  Mr. Semino, who is based in Singapore, has agreed to make himself available in the near term to assist Golden Ocean with an orderly transition of his responsibilities.

Mr. Ulrik Andersen, Chief Executive Officer of Golden Ocean Management AS, commented: "I would like to thank Thomas for his contributions to Golden Ocean over the last four years and wish him all the best in his future endeavors”

The Company has commenced the recruitment process to fill the vacancy created and will announce a replacement in the near future. In the meantime, Golden Ocean maintains an appropriately staffed commercial department to ensure our chartering capabilities are not disrupted.”

About Golden Ocean

Golden Ocean, a leading dry bulk shipping company, owns or controls a modern fleet of 78 vessels with an average age of approximately 6 years. The Company is one of the largest publicly listed owners of Capesize vessels and has a leading position in the ice class Panamax vessel niche. Golden Ocean is listed on the NASDAQ and Oslo Stock Exchange under the symbol ‘GOGL’.

October 16, 2020

The Board of Directors
Golden Ocean Group Ltd.
Hamilton, Bermuda

For further queries, please contact:

Ulrik Andersen: Chief Executive Officer, Golden Ocean Management AS
+47 22 01 73 53